FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the Month of October 2026

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street

Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 5, 2026, announcing that Gilat Awarded $28 Million Contract to Expand Connectivity in Peru.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated October 5, 2026	By:	/s/ Doron Kerbel
Doron Kerbel
CLO & Corporate Secretary

Gilat Awarded $28 Million Contract to Expand Connectivity in Peru

Project will deliver high-speed connectivity to public institutions and communities

Petah Tikva, Israel, October 5, 2026 - Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that its Peruvian subsidiary, Gilat Perú, has signed a $28 million agreement with Pronatel (Programa Nacional de Telecomunicaciones), Peru’s national telecommunications program, to upgrade broadband connectivity across the Ica region. The project’s construction is expected to be completed by mid-year 2027 followed by a seven-year operational phase.

The Ica project marks the fifth region in Peru to receive a broadband network upgrade since 2025. The upgraded network will deliver internet speeds 20 times faster than those currently available to 116 public institutions across the Ica region and provide free Wi-Fi access in 30 public squares. The upgrade will strengthen the network’s capacity to meet the connectivity needs of institutions across different locations and operating environments and support their ability to access and deliver essential digital services, including education, healthcare, and public safety. The improved network infrastructure will also provide a stronger foundation for institutions to meet the region’s evolving connectivity needs.

“This project to increase connectivity speeds in Ica will strengthen connectivity for public institutions and expand free internet access for citizens. Through PRONATEL, the Ministry of Transport and Communications continues to advance initiatives aimed at translating greater connectivity capacity into better services and opportunities for people, helping to bridge the digital divide,” said Rafael Arias Velarde, Executive Director of PRONATEL.

“Strong connectivity is essential to enabling public institutions and communities to access digital services and opportunities,” said Arieh Rohrstock, President, Gilat Peru. “Gilat Perú has built this expertise through years of deploying, upgrading and operating large-scale networks across the country. We are proud to bring that experience to Ica, strengthening the infrastructure that connects public institutions and expanding internet access for communities across the region.”

The project builds on Gilat Perú’s extensive experience deploying, upgrading and operating large-scale telecommunications networks across the country, including in rural and geographically diverse areas. Its capabilities across the lifecycle of regional networks, from deployment and modernization to ongoing operation, enable Gilat Perú to address different geographic and operational requirements and manage large-scale connectivity infrastructure across diverse environments.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu, we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a software-defined platform and modems, high-performance satellite terminals, advanced Satellite On-the-Move (SOTM) antennas and Electronically Steered Antennas (ESAs), highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, cellular backhaul, enterprise, aerospace and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: https://www.gilat.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and can generally be identified by the use of forward-looking terminology such as “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “plan,” “may,” “will,” “seek,” “could,” “should,” or similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of Gilat to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties include, among others, changes in general economic, market and business conditions; failure to maintain market acceptance of Gilat’s products; failure to timely develop and introduce new technologies, products and applications; rapid changes in the markets in which Gilat operates; increased competition, loss of market share or pressure on prices; loss of key OEM partners; inability to attract and retain qualified personnel; inability to protect proprietary technology; and risks associated with Gilat’s international operations and its location in Israel, including those arising from regional military conflicts and geopolitical instability. For additional information regarding these and other risks and uncertainties, please refer to Gilat’s filings with the U.S. Securities and Exchange Commission. Gilat undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Gilat Satellite Networks

Hagay Katz, Chief Products and Marketing Officer

PublicRelations@gilat.com